SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File No.  333-30779

Big Lake Financial Corporation

(Exact name of registrant as specified in its charter)

1409 South Parrott Avenue, Okeechobee, Florida 34974    (863) 467-4663

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock $.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

      Approximate number of holders of record as of the certification or notice date:  249

      Pursuant to the requirements of the Securities Exchange Act of 1934,                                         has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	March 16, 2005	By: /s/ Joe G. Mullins

Name: Joe G. Mullins Title: Executive Vice President